

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 24, 2016

Via E-mail
Numan Ijaz
President and Chief Executive Officer
Plush Corporation
Suite 80 - 1930 Village Center Circle
Las Vegas, Nevada 89134

> **Re: Plush Corporation**
> **Registration Statement on Form S-1**
> **Filed January 29, 2016**
> **File No. 333-209166**

Dear Mr. Ijaz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 7

Because our principal assets…, page 10

2. In an appropriate location in the registration statement, please disclose where Numan Ijaz and Alexander Bains live.

3. In an appropriate location in the registration statement, please disclose where your assets are located.

4. As you are incorporated in Nevada, please revise to explain in more detail how "it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against us and/or them, or to enforce a judgment rendered by a United States court against us or them."

You will incur immediate and substantial dilution …, page 13

5. Please revise to indicate the amount of dilution investors will incur at the 25%, 50%, 75% and 100% of potential sales levels.

Description of Business, page 19

Our Products and Products Description, page 20

6. Please revise to disclose whether and how you will acquire or manufacture the products you intend to sell.

Directors, Executive Officers, Promoters and Control Persons, page 28

7. Please revise the biography of Numan Ijaz to clarify the nature of the business consulting and private contractor work performed during the past five years. If material, include information about Mr. Ijaz's particular areas of expertise or other relevant qualifications.

Significant employees and consultants, page 28

8. We note the disclosure "[w]e currently have no employees….our officers and directors are non-employee officers that handle the company's day-to-day operations." Please revise to clarify why your officers are not employees.

Certain Relationships and Related Transactions, page 31

9. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551- 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mont E. Tanner, Esq.
    Law Offices of Mont E. Tanner